Mail Stop 4561

May 23, 2006

Albert E. Gossweiler
Senior Vice President
and Chief Financial Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Kearny Financial Corp.**
> **Item 4.02 Form 8-K**
> **Filed May 16, 2006**
> **File No. 000-51093**

Dear Mr. Gossweiler:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed May 16, 2006

Item 4.02

1. You disclose that you filed an amendment to your Form 10-K on May 16, 2006, to restate share and per share computations for the five years ended June 30, 2005. Please amend your Form 8-K to disclose the date your board of directors or Audit Committee concluded that your previously issued financial statements should no longer be relied upon.

2. In the fourth paragraph of this Item you state that you are restating share and per share data for the five years ended June 30, 2005 at the request of the staff of the SEC. It appears to us that the restatement was due to an error, as addressed in APB Opinion No. 20, in previously issued financial statements that may have resulted in your board of directors or Audit Committee concluding on the non-reliance on previously issued financial statements. Please revise to clearly describe the facts underlying the conclusion regarding the non-reliance.

Please respond to these comments within five business days or tell us when you will respond. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Albert E. Gossweiler
Kearny Financial Corp.
May 23, 2006
Page 3

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3423 if you have questions regarding comments on the filing and related matters.

                    Sincerely,

                    Amit Pande
                    Assistant Chief Accountant